Bear Stearns Series 2005-HE8
Aggregate Statement of Principal and Interest Distributions to Certificateholders for 2005

Class	Principal	Interest	Ending Principal Balance
A-1	70,283,874.47	4,807,604.47	321,419,125.53
A-2	0	1,954,958.80	141,740,000.00
A-3	0	577,947.87	40,741,000.00
M-1	0	507,853.12	34,834,000.00
M-2	0	1,096,106.76	72,730,000.00
M-3	0	599,195.60	34,834,000.00
M-4	0	102,534.98	5,742,000.00
M-5	0	201,490.16	10,335,000.00
M-6	0	128,728.37	5,742,000.00
M-7	0	163,051.45	7,273,000.00